UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  July 31, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

As previously disclosed, on November 12, 2017, Pacific Drilling S.A. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), which are being jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

On July 26, 2018, the Bankruptcy Court approved our request for an extension of the time during which the Debtors have the exclusive right to file a plan of reorganization (the “Exclusive Filing Period”) to July 31, 2018, without prejudice to seek further extensions of the Exclusive Filing Period, in order to permit the Debtors to file a plan of reorganization based on the proposal presented to the Company’s board of directors by the ad hoc group of holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”).

The Bankruptcy Court’s order approving the extension of the Debtor’s Exclusive Filing Period was without prejudice to the Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited, certain lenders under the Company’s senior secured credit facility and a third party investor (collectively, the “QP Group”) filing a proposed order on the QP Group’s oral motion, made during the July 26, 2018 Bankruptcy Court hearing, to terminate the Exclusive Filing Period, attaching its own Chapter 11 plan. The order states that the Bankruptcy Court will timely rule on the QP Group’s oral motion such that, in the event such motion is granted, the QP Group plan will have sufficient time to be solicited on the same timeline as any Chapter 11 plan filed and co-sponsored by the Debtors and the Ad Hoc Group.

Plan of Reorganization

On July 31, 2018, the Debtors filed with the Bankruptcy Court the Debtors’ Joint Chapter 11 Plan of Reorganization (the “Plan”) and related disclosure statement (the “Disclosure Statement”), attached to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

The Plan and the proposed restructuring of the Debtors contemplated by the Plan (the “Restructuring”) provide for the comprehensive restructuring and recapitalization of the Debtors through the following principal transactions:

•

a $700.0 million issuance of notes maturing at least five years following their issuance, secured by a first-priority security interest in and lien on certain of the Debtors’ assets (the “New First Lien Notes”);

•

a $300.0 million issuance of notes maturing at least seven years after their issuance, with interest payable in kind or in cash, at the option of the issuer, secured by a second-priority security interest in and lien on certain of the Debtors’ assets (the “New Second Lien PIK Toggle Notes”);

•	$500.0 million in new equity offered to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims (each as defined in the Plan); and

•	the issuance of common shares to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims, and Allowed 2020 Notes Claims.

Pursuant to the Plan, the Company’s senior secured credit facility and revolving credit facility would be paid in full. Holders of the Company’s Term Loan B, 2017 Notes, and 2020 Notes would be fully equitized and receive all common shares issued under the Plan. Under the Plan, existing holders of the Company’s common shares would receive no recovery. Additionally, upon consummation of the Plan, the Company expects to pay all general unsecured creditors in full.

Consummation of the Plan is subject to Bankruptcy Court approval, completion of the Restructuring transactions and other customary conditions.

After consummation of the Restructuring transactions described above, the Debtors expect to have substantial cash available that will allow the Debtors to emerge from bankruptcy with a balance sheet and capital structure that is sufficient to enable their cash flows from operations to support their businesses, even through a potentially prolonged period of recovery in the offshore drilling market.

The Debtors and the Ad Hoc Group have engaged in extensive negotiations regarding the terms of the Plan. The Company expects to enter into a Plan Support Agreement with members of the Ad Hoc Group memorializing the terms of the proposed Restructuring. The Company expects that, pursuant to the Plan Support Agreement, the members of the Ad Hoc Group would agree, subject to the terms and conditions expressed therein, to support the Plan and the Restructuring and to fully backstop the sale of the $500.0 million in new equity and $300.0 million in New Second Lien PIK Toggle Notes.

The Company is currently negotiating the terms of a debtor-in-possession term loan facility in the amount of approximately $85.0 million, which is subject to change. Any proceeds of the facility would be repaid concurrently with the Company’s emergence from bankruptcy with proceeds from the Restructuring transactions.

The information contained in the Plan, Disclosure Statement and this Form 6-K are for informational purposes only and do not constitute an offer to buy, nor a solicitation of an offer to sell, any securities of the Company, nor do they constitute a solicitation of consent from any persons with respect to the transactions contemplated hereby and thereby. While we expect the Restructuring will take place in accordance with the Plan, there can be no assurance that the Company will be successful in completing any restructuring. You are urged to read the disclosure materials, including the Plan and the Disclosure Statement, for additional important information regarding the Restructuring.

The foregoing description of each of the Plan and the Disclosure Statement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Plan and the Disclosure Statement, attached as Exhibits to this report on Form 6-K and incorporated herein by reference.

On August 1, 2018, the Company issued a press release announcing the filing of the Plan. A copy of the press release is attached to this report on Form 6-K as Exhibit 99.3.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this report on Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.  The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the Restructuring transactions; projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to confirm and consummate our plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs to complete our plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: August 1, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, filed July 31, 2018
99.2	Disclosure Statement for the Joint Plan of Reorganization, filed July 31, 2018
99.3	Press Release announcing filing of Plan of Reorganization Based on Proposal by Ad Hoc Group of Creditors, dated August 1, 2018